                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                                (AMENDMENT NO. 2)


                            INSIGHT ENTERPRISES, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)


                                   45765U103
                                 (CUSIP NUMBER)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765U103                       13G

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Eric J. Crown

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.


       NUMBER OF         5.     SOLE VOTING POWER                 1,078,544
         SHARES
      BENEFICIALLY
        OWNED BY         6.     SHARED VOTING POWER                     150
          EACH
       REPORTING
      PERSON WITH        7.     SOLE DISPOSITIVE POWER            1,078,544


                         8.     SHARED DISPOSITIVE POWER                150


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,078,694

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

      [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.4

12.   TYPE OF REPORTING PERSON

      IN

Item 1.

        (a) Name of Issuer:  Insight Enterprises, Inc.

        (b) Address of Issuer's Principal Executive Offices: 6820 South Harl Ave, Tempe, AZ 85283

Item 2.

        (a) Name of Person Filing:  Eric J. Crown

        (b) Address  of  Principal  Business  Office  or, if None,  Residence:
            6820 South Harl Avenue, Tempe, AZ 85283

        (c) Citizenship:  U.S.A.

        (d) Title of Class of Securities:  Common Stock

        (e) CUSIP Number:  45765U103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not Applicable.

Item 4. Ownership

        (a) Amount Beneficially Owned: 1,078,694

        (b) Percent of Class: 10.4

        (c) Number of shares as to which such person has:


            (i) sole power to vote or to direct the vote                   1,078,544

            (ii) shared power to vote or to direct the vote                      150

            (iii) sole power to dispose or to direct the disposition of    1,078,544

            (iv) shared power to dispose or to direct the disposition of         150

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not Applicable.

Item 8. Identification and Classification of Members of the Group

        Not Applicable.

Item 9. Notice of Dissolution of Group

        Not Applicable.

Item 10. Certification

        Not Applicable.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998                            /s/ Eric J. Crown
                                             --------------------------------
                                             ERIC J. CROWN